Dear Employees,

2001 was a challenging year for most companies and in particular telecom and technology firms in terms of their stock performance. The Universal Access Board of Directors as well as Management recognize that as an employee of Universal Access a large part of your compensation is stock options. As such many of the grants that had been issued in the past are out of the money.

Management wants all of our employees to be incented with stock… After all the company is being built by a team… And that team has members… and each member must feel good about their compensation in order to compete effectively.

A lot of companies have revisited the issue of stock based compensation and I’m sure you will find that our Board’s Compensation Committee was extraordinarily focused on a complete package and making sure that we give credit for both past and future performance. We hope that you are excited about this offer and will ask as many questions as you need to be comfortable with the company’s employee stock grant offer. This offer will be rolled out this month and will be completed by year end.

Again, without the hard work and focus of our employees the vision is just that… Keep up the focus and dedication and thank you for your efforts.

Sincerely,

Patrick C. Shutt
Chairman and CEO
Universal Access, Inc.